Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the three months ended March 31, 2008 and the years ended December 31 as indicated:

	Three Months
	Ended	Year Ended December 31,
	3/31/2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	(12.16)	13.24	10.05	9.68	9.38

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations, less interest on FIN 48 liabilities, add-back fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on FIN 48 liabilities) and the portion of rental expense that is representative of the interest factor.